

November 17, 2014

Via E-mail
Paul Durham
Chief Financial Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece
011-30210-9407710

    **Re:    Tsakos Energy Navigation Limited**
           **Form 20-F for Fiscal Year Ended December 31, 2013**
           **Filed April 11, 2014**
           **File No. 001-31236**

Dear Mr. Durham:

    We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 47

Critical Accounting Estimates, page 70

Impairment, page 71

1. We note that in developing estimates of future undiscounted net operating cash flows you utilize an estimated daily average hire rate per vessel category for your vessels' unfixed days based on the most recent 10 year historical averages in addition to existing charter agreements for the fixed fleet days.  Please explain to us why you believe it is appropriate to use 10 year historical averages in developing your projections for charter revenues and that such rates are representative of expected future rates relative to averages for shorter periods, especially in relation to actual rates for 2013 and 2014 and in light of your disclosures that (i) charter hire rates for oil product carriers have remained poor and low

since the middle of 2010 which often results in rates well below break-even, (ii) charter rates for 29 of your vessels are on a variable basis or include a variable element, (iii) time charters for seven of your vessels may expire within six months if not extended and accordingly will be subject to prevailing rates existing at that time and (iv) vessel impairment charges were recorded in each of the last five years. Additionally, tell us how a sensitivity analysis using rates based on the most recent five and three year averages and the actual one year average rate for 2013 compares to your analysis performed using the 10 year averages and the effect of such shorter term rates on your impairment conclusion.

Liquidity and Capital Resources, page 86

2. Please expand your disclosure to explain what you mean by "more effective management of payables and receivables" disclosed on page 87 in regard to the increase in net cash provided by operating activities for 2013 compared to 2012. Describe what this entails and how cash flow was directly impacted by your actions. In connection with this, please tell us the role your effective management of payables and receivable played in regard to the decrease in net cash provided by operating activities for the six months ended June 30, 2014 compared to the corresponding period of 2013 as reported in your Form 6-K filed on September 16, 2014 in which it appears there is a material negative impact to cash flows attributed to these items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291, Doug Jones at 202-551-3309, or me at 202-551-3380 if you have any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief